UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

BROOKFIELD REAL ESTATE INCOME TRUST INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person BROOKFIELD ASSET MANAGEMENT LTD.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization BRITISH COLUMBIA

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 66,284 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 66,284 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,284 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.07% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

Amount includes 1,172 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD ASSET MANAGEMENT ULC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization BRITISH COLUMBIA

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 265,137 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 265,137 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 265,137 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.28% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 4,689 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD US HOLDINGS INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 265,137 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 265,137 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 265,137 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.28% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

Amount includes 4,689 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD US INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 265,137 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 265,137 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 265,137 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.28% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

Amount includes 4,689 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD CORPORATION
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,770,361 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,770,361 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,770,361 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 26.3% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

Amount includes 113,145 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BPG HOLDINGS GROUP INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,576,182 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,576,182 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,576,182 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 26.09% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

Amount includes 109,712 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BPGH NEW SUBCO INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,576,182 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,576,182 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,576,182 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 26.09% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

Amount includes 109,712 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BPGH NEW SUBCO 2 INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,576,182 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,576,182 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,576,182 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 26.09% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

Amount includes 109,712 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BPGH SUB INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,576,182 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,576,182 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,576,182 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 26.09% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

Amount includes 109,712 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BPG HOLDINGS GROUP (US) HOLDINGS INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,576,182 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,576,182 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,576,182 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 26.09% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

Amount includes 109,712 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PROPERTY PARTNERS LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,576,182 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,576,182 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,576,182 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 26.09% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 109,712 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PROPERTY PARTNERS L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,576,182 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,576,182 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,576,182 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 26.09% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person PN

1.

Amount includes 109,712 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PROPERTY L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,576,182 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,576,182 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,576,182 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 26.09% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person PN

1.

Amount includes 109,712 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD BPY HOLDINGS INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,576,182 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,576,182 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,576,182 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 26.09% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

Amount includes 109,712 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD US II INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,576,182 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,576,182 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,576,182 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 26.09% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

Amount includes 109,712 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PROPERTY MASTER HOLDINGS LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 192,396 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 192,396 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,396 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 4,286 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PROPERTY GROUP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 192,396 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 192,396 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,396 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 4,286 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PROPERTY GROUP II LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,576,182 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,576,182 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,576,182 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 26.09% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 109,712 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BUSI II NTR SUB LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,576,182 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,576,182 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,576,182 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 26.09% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 109,712 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BUSI II GP-C LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,576,182 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,576,182 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,576,182 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 26.09% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 109,712 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BUSI II-C L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,576,182 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,576,182 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,576,182 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 26.09% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person PN

1.

Amount includes 109,712 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PUBLIC SECURITIES GROUP HOLDINGS LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 72,740 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 72,740 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,740 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.08% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 404 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PUBLIC SECURITIES GROUP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,275 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,275 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,275 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.014% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 74 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BIM CAPITAL LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,465 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,465 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,465 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.063% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 330 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD REIT ADVISER LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 192,396 [1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 192,396 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,396 [1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 4,286 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 94,183,454 outstanding shares of the Issuer’s common stock as of April 5, 2023 (including 114,401 shares of the Issuer’s common stock that will be issued on or about April 20, 2023 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below), based on information provided by the Issuer.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D initially filed on June 6, 2022 (the “Original Filing”) by Brookfield Asset Management Inc., BAM Partners Trust, Brookfield Holdings Canadian Inc., Brookfield US Holdings Inc., Brookfield US Inc., Brookfield US II Inc., Brookfield Property Master Holdings LLC, Brookfield Property Group LLC, Brookfield Property Group II LLC, BUSI II NTR Sub LLC, BUSI II GP-C LLC, BUSI II-C L.P., Brookfield Public Securities Group Holdings LLC, Brookfield Public Securities Group LLC, BIM Capital LLC, and Brookfield REIT Adviser LLC, as amended by that Amendment No. 1 to Schedule 13D filed on July 1, 2022 (collectively, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

This Amendment No. 2 serves as an original Schedule 13D filing for Brookfield Corporation, BPG Holdings Group Inc., BPGH New Subco Inc., BPGH New Subco 2 Inc., BPGH Sub Inc., BPG Holdings Group (US) Holdings Inc., Brookfield Property Partners Limited, Brookfield Property Partners L.P., Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield Asset Management Ltd., and Brookfield Asset Management ULC.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Brookfield Asset Management Ltd, a British Columbia corporation (“BAM”);

(ii)	Brookfield Asset Management ULC, a British Columbia unlimited liability company (“BAM-ULC”);

(iii)	Brookfield US Holdings Inc., an Ontario Corporation (“BUSHI”);

(iv)	Brookfield US Inc., a Delaware corporation (“BUSI”):

(v)	Brookfield Corporation, an Ontario corporation (“BCORP”);

(vi)	BPG Holdings Group Inc., an Ontario corporation (“BPG Holdings”);

(vii)	BPGH New Subco Inc., an Ontario corporation (“BPGH New Sub”);

(viii)	BPGH New Subco 2 Inc., an Ontario corporation (“BPGH New Sub 2”);

(ix)	BPGH Sub Inc., an Ontario corporation (“BPGH Sub”);

(x)	BPG Holdings Group (US) Holdings Inc., an Ontario corporation (“BPG Holdings US”);

(xi)	Brookfield Property Partners Limited, a Bermuda exempted company (“BPP Limited”);

(xii)	Brookfield Property Partners L.P., a Bermuda limited partnership (“BPP”);

(xiii)	Brookfield Property L.P., a Bermuda limited partnership (“BP”);

(xiv)	Brookfield BPY Holdings Inc., an Ontario corporation (“BBPY”);

(xv)	Brookfield US II Inc., a Delaware corporation (“BUSI II” );

(xvi)	Brookfield Property Master Holdings LLC, a Delaware limited liability company (“BPM Holdings”);

(xvii)	Brookfield Property Group LLC, a Delaware limited liability company (“BPG”);

(xviii)	Brookfield Property Group II LLC, a Delaware limited liability company (“BPG II”);

(xix)	BUSI II NTR Sub LLC, a Delaware limited liability company (“NTR Sub”);

(xx)	BUSI II GP-C LLC, a Delaware limited liability company (“BUSI II GP-C”);

(xxi)	BUSI II-C L.P., a Delaware limited liability company (“BUSI II-C”);

(xxii)	Brookfield Public Securities Group Holdings LLC, a Delaware limited liability company (“PSG Holdings”);

(xxiii)	Brookfield Public Securities Group LLC, a Delaware limited liability company (“PSG”);

(xxiv)	BIM Capital LLC, a Delaware limited liability company (“BIM”); and

(xxv)	Brookfield REIT Adviser LLC, a Delaware limited liability company (the “Adviser”).

Schedule I hereto, with respect to BUSHI; Schedule II hereto, with respect to BUSI; Schedule III hereto, with respect to BCORP; Schedule IV hereto, with respect to BPG Holdings; Schedule V hereto, with respect to BPGH New Sub; Schedule VI hereto, with respect to BPGH New Sub 2; Schedule VII hereto, with respect to BPGH Sub; Schedule VIII hereto, with respect to BPG Holdings US; Schedule IX hereto, with respect to BBPY; and Schedule X hereto, with respect to BUSI II; set forth a list of all the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Persons and their respective principal occupation, address and citizenship.

(b) The principal business address of each of BAM, BAM-ULC, BUSHI, BCORP, BPG Holdings, BPGH New Sub, BPGH New Sub 2, BPGH Sub, BPG Holdings US and BBPY is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal business address of each of BPP Limited, BPP and BP is 73 Front Street, 5th Floor, Hamilton HM12 Bermuda. The principal business address of each of BUSI, BUSI II, BPM Holdings, BPG, BPG II, NTR Sub, BUSI II GP-C, BUSI II-C, PSG Holdings, PSG, BIM and the Adviser is 250 Vesey Street, 15th Floor, New York, New York 10281.

(c) The principal business of BAM is performing the functions of, and serving as, a leading global alternative asset manager with approximately $800 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity, and credit and serving as a holder of common shares of BAM-ULC, and acting in similar capacities for other entities. The principal business of BAM-ULC is performing the functions of, and serving as, the holder of Class B common and Class B senior preferred shares of BUSHI. The principal business of BUSHI is performing the functions of, and serving as, the holder of Class A and Class B common shares and Class C preferred shares of BUSI. The principal business of BCORP is performing the functions of, and serving as, a holder of common shares of BAM-ULC, special tracking preferred shares of BUSHI, and common and preferred shares of BPG Holdings.

The principal business of BPG Holdings is performing the functions of, and serving as, the sole shareholder of, BPGH New Sub. The principal business of BPGH New Sub is performing the functions of, and serving as, the sole shareholder of, BPGH New Sub 2. The principal business of BPGH New Sub 2 is performing the functions of, and serving as, the sole shareholder of, BPGH Sub. The principal business of BPGH Sub is performing the functions of, and serving as, the sole shareholder of, BPG Holdings US. The principal business of BPG Holdings US is performing the functions of, and serving as, the sole shareholder of, BPP Limited. The principal business of BPP Limited is performing the functions of, and serving as, the General Partner of, BPP. The principal business of BPP is performing the functions of, and serving as, the General Partner of, BP. The principal business of BP is performing the functions of, and serving as, an equity holder of, BBPY. The principal business of BUSI is performing the functions of, and serving as, the managing member of each of PSG Holdings and BPM Holdings, and acting in similar capacities for other entities affiliated with BAM. The principal business of BUSI II is performing the functions of, and serving as, the managing member of BPG II, and acting in similar capacities for other entities affiliated with BAM. The principal business of BPM Holdings is performing the functions of, and serving as, the managing member of the BPG, and acting in similar capacities for other entities affiliated with BAM. The principal business of BPG is performing the functions of, and serving as, the managing member of the Adviser, and acting in similar capacities for other entities affiliated with BAM. The principal business of BPG II is performing the functions of, and serving as, the sole member of NTR Sub, and acting in similar capacities for other entities affiliated with BAM. The principal business of NTR Sub is performing the functions of, and serving as, the managing member of BUSI II GP-C, the limited partner of BUSI II-C, and acting in similar capacities for other entities affiliated with BAM. The principal business of BUSI II GP-C is performing the functions of, and serving as, the general partner of BUSI II-C. The principal business of BUSI II-C is performing the functions of, and serving as, an equity holder of the Issuer and Brookfield REIT Operating Partnership L.P. (the “Operating Partnership”). The principal business of PSG Holdings is performing the functions of, and serving as, the managing member of both PSG and BIM, and acting in similar capacities for other entities affiliated with BAM. The principal business of PSG is to serve as an SEC-registered investment adviser representing the Public Securities Group of BAM. The principal business of BIM is to serve as an intermediary vehicle to hold cash and securities for various funds that comprise the Public Securities Group of BAM. The principal business of the Adviser is performing the functions of, and serving as, the external adviser of the Issuer.

(d) – (e) During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Schedules I through X hereto set forth the citizenships of each of the Scheduled Persons who is natural person.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

(a) BUSI II-C acquired the 24,576,182 Shares it directly holds as follows: (i) paying $200,000 in cash, funded from cash on hand, for 16,711 Shares designated as Class I Shares, (ii) paying $10,000,000 in cash, funded from cash on hand, for 756,475 Shares designated as Class I Shares, (ii) 2,088,834 Shares designated as Class E Shares received in exchange for its contribution of its interests in certain real estate property investments to the Operating Partnership, (iii) 20,547,122 Shares designated as Class I Shares issued upon the conversion of Operating Partnership units; and (iv) 1,167,040 Shares designated as Class E Shares and Class I Shares received upon the reinvestment of distributions pursuant to the Issuer’s distribution reinvestment plan (the “DRIP”) (including 109,712 Shares that will be issued on or about April 20, 2023 pursuant to the Issuer’s DRIP).

(b) BIM acquired the 59,465 Shares it directly holds as follows: (i) paying $716,701 in cash, funded from cash on hand, for 54,430 Shares, and (ii) 5,035 Shares received upon the reinvestment of distributions pursuant to the Issuer’s DRIP ((including 330 Shares that will be issued on or about April 20, 2023 pursuant to the Issuer’s DRIP). All of the Shares held by BIM are designated as Class E Shares.

(c) PSG acquired the 13,275 Shares it directly holds as follows: (i) paying $160,000 in cash, funded from cash on hand, for 12,151 Shares, and (ii) 1,124 Shares received upon the reinvestment of distributions pursuant to the Issuer’s DRIP (including 74 Shares that will be issued on or about April 20, 2023 pursuant to the Issuer’s DRIP). All of the Shares held by PSG are designated as Class E Shares.

(d) The Adviser acquired the 192,396 Shares it directly holds as follows: (i) 186,269 Shares received as payment of management fees under the terms of the Advisory Agreement, and (ii) 6,127 Shares received upon the reinvestment of distributions pursuant to the Issuer’s DRIP (including 4,286 Shares that will be issued on or about April 20, 2023 pursuant to the Issuer’s DRIP). All of the Shares held by the Adviser are designated as Class I Shares.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to incorporate by reference the information set forth in Item 6 of this Amendment No. 2 and to add the following:

On March 31, 2023, BUSI II-C purchased 756,475 Shares designated as Class I Shares from the Issuer for an aggregate purchase price of $10,000,000.

BAM and its affiliated entities undertook a reorganization in 2022 pursuant to which the new reporting persons for which this constitutes an original filing have received beneficial ownership of Shares of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) Calculations of the percentage of Shares beneficially owned assumes that there were 94,183,454 Shares outstanding, based on information provided by the Issuer.

As of the date hereof, (i) BUSI II-C directly holds 24,576,182 Shares (including 109,712 Shares that will be issued on or about April 20, 2023 pursuant to the Issuer’s DRIP), 2,339,278 of which were designated as Class E Shares and 22,236,904 of which were designated as Class I Shares, (ii) BIM directly holds 59,465 Shares (including 330 Shares that will be issued on or about April 20, 2023 pursuant to the Issuer’s DRIP), all of which were designated as Class E Shares, (iii) PSG directly holds 13,275 Shares (including 74 Shares that will be issued on or about April 20, 2023 pursuant to the Issuer’s DRIP), all of which were designated as Class E Shares, and (iv) the Adviser directly holds 192,396 Shares (including 4,286 Shares that will be issued on or about April 20, 2023 pursuant to the Issuer’s DRIP), all of which were designated as Class I Shares.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of the cover pages of this Schedule 13D, and are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than BUSI II-C, BIM, PSG and the Adviser to the extent they directly hold the Issuer securities reported on this Schedule 13D) is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Act.

(c) Except as set forth below, none of the Reporting Persons has engaged in any transaction during the past 60 days in any Shares.

On January 30, 2023, the Issuer declared distributions on the Shares that are payable to holders of record immediately following the close of business on January 30, 2023 and were paid on or about February 21, 2023. With respect to the Shares directly held by BUSI II-C, BIM, PSG and the Adviser, these distributions were reinvested in an additional 107,312, 317, 71, and 3,374 Shares, respectively, pursuant to the Issuer’s DRIP.

On February 27, 2023, the Issuer declared distributions on the Shares that are payable to holders of record immediately following the close of business on February 27, 2023 and were paid on or about March 31, 2023. With respect to the Shares directly held by BUSI II-C, BIM, PSG and the Adviser, these distributions were reinvested in an additional 108,547, 327, 73, and 3,824 Shares, respectively, pursuant to the Issuer’s DRIP.

On March 30, 2023, the Issuer declared distributions on the Shares that are payable to holders of record immediately following the close of business on March 30, 2023 and will be paid on or about April 20, 2023. With respect to the Shares directly held by BUSI II-C, BIM, PSG and the Adviser, these distributions will be reinvested in an additional 109,712, 330, 74 and 4,286 Shares, respectively, pursuant to the Issuer’s DRIP.

Pursuant to the terms of the Advisory Agreement, the Adviser has elected to receive its management fee to date in Shares of the Issuer. As payment of its management fee under the terms of the Advisory Agreement, on February 1, 2023 and March 1, 2023, the Issuer issued an aggregate of 186,269 Shares designated as Class I Shares to the Adviser.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to incorporate by reference the information set forth in Item 4 of this Amendment No. 1 and to add the following:

On March 31, 2023, BUSI II-C subscribed for and purchased 756,475 Shares designated as Class I Shares from the Issuer for an aggregate purchase price of $10,000,000.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to add the following exhibit:

11.

Form of Subscription Agreement of Brookfield Real Estate Income Trust, Inc. (filed as Appendix C to the Brookfield Real Estate Income Trust, Inc. Prospectus, dated July 13, 2022, and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2023

BROOKFIELD ASSET MANAGEMENT LTD.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director

BROOKFIELD US HOLDINGS INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Vice President and Secretary

BROOKFIELD US INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Managing Director, Legal & Regulatory

BPG HOLDINGS GROUP INC.

By:	/s/ Michelle Seto
Name:	Michelle Seto
Title:	Vice President

BPGH NEW SUBCO INC.

By:	/s/ Michelle Seto
Name:	Michelle Seto
Title:	Vice President

BPGH NEW SUBCO 2 INC.

By:	/s/ Michelle Seto
Name:	Michelle Seto
Title:	Vice President

BPGH SUB INC.

By:	/s/ Michelle Seto
Name:	Michelle Seto
Title:	Vice President

BPG HOLDINGS GROUP (US) HOLDINGS INC.

By:	/s/ Michelle Seto
Name:	Michelle Seto
Title:	Vice President

BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

BROOKFIELD PROPERTY PARTNERS L.P. by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

BROOKFIELD PROPERTY L.P. by its general partner, BROOKFIELD PROPERTY PARTNERS L.P., by its general partner

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

BROOKFIELD BPY HOLDINGS INC.

By:	/s/ Michelle Seto
Name:	Michelle Seto
Title:	Assistant Secretary

BROOKFIELD US II INC.

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director

BROOKFIELD PROPERTY MASTER HOLDINGS LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director

BROOKFIELD PROPERTY GROUP LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director

BROOKFIELD PROPERTY GROUP II LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director

BUSI II NTR SUB LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director

BUSI II GP-C LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director

BUSI II-C L.P., by its general partner, BUSI II GP-C LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director

BROOKFIELD PUBLIC SECURITIES GROUP HOLDINGS LLC

By:	/s/ Kevin English
Name:	Kevin English
Title:	Chief Operating Officer

BROOKFIELD PUBLIC SECURITIES GROUP LLC

By:	/s/ Kevin English
Name:	Kevin English
Title:	Chief Operating Officer

BIM CAPITAL LLC

By:	/s/ Kevin English
Name:	Kevin English
Title:	Chief Operating Officer

BROOKFIELD REIT ADVISER LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director

SCHEDULE I

BROOKFIELD US HOLDINGS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Thomas Corbett, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance of Brookfield	Canada

Kunal Dusad, Director	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Senior Vice President, Capital Markets & Treasury of Brookfield	U.K.

Aleks Novakovic, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Tax of Brookfield	Canada

Katayoon Sarpash, Director, Vice-President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Legal & Regulatory of Brookfield	Canada

Cam Ha, President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Tax of Brookfield	Canada

Bowen Li, Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Capital Markets & Treasury of Brookfield	Canada

Harinee Ravishankar, Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets & Treasury of Brookfield	Canada

SCHEDULE II

BROOKFIELD US INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Director	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Vice Chair of Brookfield	U.S.A.

Kunal Dusad, Director	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Senior Vice-President, Capital Markets & Treasury of Brookfield	U.K.

Mark Srulowitz, Director and President	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Managing Partner, Private Funds Group of Brookfield	U.S.A.

Connor Teskey, Director	One Canada Square, Level 25, Canary Wharf, London, UK E14 5AA	Managing Partner, Chief Executive Officer Renewable Power & Transition and Head of Europe for the Corporation, Brookfield	Canada

Sara Verkest, Director	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Managing Director, Tax of Brookfield	Belgium

Josh Zinn, Director	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Managing Director, Risk Management of Brookfield	Australia

Peter Geraigiry, Vice-President	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Vice-President, Capital Markets & Treasury of Brookfield	U.S.A.

Justin Nye, Vice-President	250 Vesey Street, 15th Floor, New York, NY 10281, U.S.A.	Vice-President, Tax of Brookfield	U.S.A.

Katayoon Sarpash, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal & Regulatory of Brookfield	Canada

SCHEDULE III

BROOKFIELD CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Corporate Director	Canadian

Jeffery M. Blinder	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Vice Chair	Canadian

Angela F. Braly	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-0221	Corporate Director	U.S.A.

Jack L. Cockwell,	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Chair of Brookfield Partners Foundation	Canadian

Bruce Flatt	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Chief Executive Officer	Canadian

Janice Fukakusa	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Corporate Director	Canadian

Seek Ngee Huat	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Chair of GLP IM Holdings Limited	Singaporean

Maureen Kempston Darkes	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Corporate Director	Canadian

Brian D. Lawson	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Vice Chair and Director	Canadian

Rafael Miranda	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Corporate Director	Spanish

The Hon. Frank J. McKenna	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Chair, Brookfield Corporation and Deputy Chair, TD Bank Group	Canadian

Howard S. Marks	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-0221	Co-Chair of Oaktree Capital Group, LLC	U.S.A.

Lord O’Donnell	181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Chair of Frontier Economics Limited	British

Hutham S. Olayan	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-0221	Chair of the Olayan Group	U.S.A.

Diana L. Taylor	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-0221	Corporate Director	U.S.A.

SCHEDULE IV

BPG HOLDINGS GROUP INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Brett Fox, Director and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-0221	Lawyer, Managing Partner	U.S.A.

Michelle Seto, Director and Vice President	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Lawyer, Vice President	Canadian

Christopher Wong, Director and Senior Vice President	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Chartered Accountant, Senior Vice President, Finance	Canadian

Leila Araiche, Managing Partner	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-0221	Managing Partner, Human Resources	U.S.A.

Valerie Tso, President	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Lawyer, Vice President	Canadian

SCHEDULE V

BPGH NEW SUBCO INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Brett Fox, Director and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-0221	Lawyer, Manager Partner	U.S.A.

Michelle Seto, Director and Vice President	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Lawyer, Vice President	Canadian

Christopher Wong, Director and Senior Vice President	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Chartered Accountant, Senior Vice President, Finance	Canadian

Valerie Tso, President	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Lawyer, Vice President	Canadian

SCHEDULE VI

BPGH NEW SUBCO 2 INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brett Fox, Director and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-0221	Lawyer, Managing Partner	U.S.A.

Michelle Seto, Director and Vice President	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Lawyer, Vice President	Canadian

Christopher Wong, Director and Senior Vice President	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Chartered Accountant, Senior Vice President, Finance	Canadian

Valerie Tso, President	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Lawyer, Vice President	Canadian

SCHEDULE VII

BPGH SUB INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brett Fox, Director and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-0221	Lawyer, Managing Partner	U.S.A.

Michelle Seto, Director	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Lawyer, Vice President	Canadian

Christopher Wong, Director and Senior Vice President	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Chartered Accountant, Senior Vice President, Finance	Canadian

Valerie Tso, Director and President	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Lawyer, Vice President	Canadian

SCHEDULE VIII

BPG HOLDINGS GROUP (US) HOLDINGS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brett Fox, Director and Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-0221	Lawyer, Managing Partner	U.S.A.

Michelle Seto, Director	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Lawyer, Vice President	Canadian

Christopher Wong, Director and Senior Vice President	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Charted Accountant	Canadian

Valerie Tso, President	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Lawyer, Vice President	Canadian

SCHEDULE IX

BROOKFIELD BPY HOLDINGS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Hugh H. Aird, Director	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Corporate Director	Canadian

Gregory Ernest Alexander Morrison, Director	73 Front Street, 5th Floor, Hamilton, HM12, Bermuda	Corporate Director	Canadian

Timothy R. Price, Director	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Corporate Director	Canadian

Michelle Seto, Assistant Secretary	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Lawyer, Vice President	Canadian

Valerie Tso, Assistant Secretary	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Lawyer, Vice President	Canadian

Allen Yi, Assistant Secretary	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Lawyer, Senior Vice President	Canadian

Matthew DeHaan, Senior Vice President	Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3	Chartered Accountant, Senior Vice President, Tax	Canadian

SCHEDULE X

BROOKFIELD US II INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Sara Beugelmans, Director and President	685 Market Street, Suite 500, San Francisco California 94105, U.S.A.	Managing Director, BAM	U.S.A.

Melissa Lang, Director and Managing Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Director, BAM	U.S.A.

Fabian Schmidt, Director and Secretary	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Senior Vice President, BAM	Germany and U.S.A.